Mail Stop 3561


									March 7, 2006




Mr. Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
75 Arlington Street
Boston, Massachusetts 02116


		RE:	The Boston Beer Company, Inc.
			Form 10-K for Fiscal Year Ended December 25, 2004 Form 10-Q for Fiscal Quarter Ended September 24, 2005
			Filed March 11, 2005 and November 3, 2005
			File No.  1-14092

Dear Mr. Roper:

		We have reviewed your responses in your letter dated February 24, 2006 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 25, 2004

Notes to Consolidated Financial Statements, page 32

B. Summary of Significant Accounting Policies, page 30

Segment Reporting, page 34

1. We read your response to comment 1 in our letter dated February
7,
2006. In order to better understand how you concluded that you have only one operating segment, please provide us the following:
* The name and position of your chief operating decision maker;
* A complete copy of the year end December 25, 2004, as well as most recent, internal management report provided to your chief operating decision maker that includes your operating results;
* A copy of the package given to the Board of Directors for the same time periods; and
* An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.
Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your business. For each measure that you list, please provide us your computation of these measures for the last five years. If after reassessing the criteria in SFAS
131, you now believe that you have separate operating and reportable segments, please revise your future financial statements accordingly.

2. We read your response to comment 2 in our letter dated February
7,
2006. Please provide us with a copy of the most recent monthly report(s) provided to senior management for purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131. Also, refer to Section II.J.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.


		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Martin F. Roper
The Boston Beer Company, Inc.
March 07, 2006
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